December 10, 2024

David Mathews

Division of Investment Management

Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

444 Flower St #900

Los Angeles, CA 90071

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (the “Amendments”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Matthews:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendments relating to the Leverage Shares 2X Long TSLA Daily ETF, Leverage Shares 2X Long NVDA Daily ETF, Leverage Shares 2X Long ASML Daily ETF, Leverage Shares 2X Long AAPL Daily ETF, Leverage Shares 2X Long BA Daily ETF, Leverage Shares 2X Long COIN Daily ETF, Leverage Shares 2X Long AMD Daily ETF, Leverage Shares 2X Long META Daily ETF, Leverage Shares 2X Long MSFT Daily ETF, Leverage Shares 2X Long TSM Daily ETF, Leverage Shares 2X Long ARM Daily ETF, Leverage Shares 2X Short TSLA Daily ETF and Leverage Shares 2X Short NVDA Daily ETF (each a “Fund” and collectively, the “Funds”), each a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

1.	Comment: Please file your responses as correspondence at least 5 business days prior to filing a 485B and reflect any disclosure changes in correspondence or send a redline showing all changes to the staff. Please apply comments to similar disclosures throughout the document. Unless otherwise noted these comments apply to all 13 series.

Response: The Registrant hereby acknowledges the comment.

2.	Comment: On the cover page, in the penultimate sentence of paragraph (2), please revise the disclosure to state that the return for investment periods less than a full trading day will be different from the leveraged or inverse leveraged underlying securities return.

Response: The Registrant has revised the disclosure as requested.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: For each series, please provide the completed fee table and example with your response and confirm there will be no fee waiver, reimbursement or recoupment arrangement. If there will be such arrangements, please disclose it in the footnotes. Please also in correspondence explain how estimated Other Expenses are 0.00% and how that was determined to be a reasonable estimate for the period. If the estimate is the result of a unitary fee arrangement, then please add that to the footnotes.

Response: The expense table and example numbers will be provided to the Staff supplementally. Additionally, the Registrant has included updated disclosure to reflect that the Funds’ investment advisory fee is a unitary fee and the applicable exclusions. There are no expense waivers or reimbursements for the Funds.

4.	Comment: Consider in the statements of investment objectives and in the 80% investment policies, referring to the leveraged exposure to the price or the change in price or value of the underlying security.

Response: The Registrant has amended the disclosure accordingly.

5.	Comment: Under principal investment strategies of the Fund, the phrase “most frequently” suggests there may be instances in which the exposure is achieved by instruments other than swaps. If so, please expand the disclosure to describe the other instruments or remove the phrase.

Response: The Registrant has deleted this phrase. We note, however, that based on current swap capacity, the Adviser seeks to include options to increase its flexibility when managing the Fund. The Registration Statement now includes options as an available investment type for each Fund.

6.	Comment: With respect to swaps, in supplemental correspondence describe how each Fund anticipates complying with Rule 18f-4, including a preliminary overview of the key elements of the derivatives risk management program and provide hypothetical VaR calculations demonstrating how each Fund expects to achieve its objective while remaining in compliance with Rule 18f-4’s VaR test. In responding to the comment please confirm whether each Fund will use relative VaR to comply with the rule, identify the anticipated index to be used as the designated reference portfolio and describe how that index meets the definition of a designated reference portfolio under the rule. Indicate in each instance whether the index used includes as a constituent the underlying stock to which the Fund is exposed.

Response: Each Fund intends to comply with the requirements of Rule 18f-4. Each Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee of the Adviser as the derivatives risk manager (“DRM”). The program will identify and provide an assessment of each Fund’s derivatives usage and risks as they pertain to the Funds’ usage of swaps, options and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels.

Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Funds for analysis and monitoring by the Funds’ DRM.

The Trust hereby confirms that each Fund will use relative VaR. In addition, the Funds will provide under separate cover for the Staff’s review prior to the effective date of the Registration Statement examples of VaR testing based on each Fund’s anticipated portfolio construction and will include the index each Fund intends to use (all such indexes are within BITA Tactical Exposure Indices). The Registrant notes that the suite of BITA Tactical Exposure indices focuses on companies that are highly sensitive to the dynamics of their respective sectors. While the underlying issuer that each Fund tracks is not included in the respective index, each index is composed of companies whose performance is highly sensitive to the same sector-specific trends and forces that influence the underlying stock that each Fund tracks. This sensitivity to the respective sector and themes makes the suite of indices a particularly relevant benchmark for assessing the risk of each Fund. By capturing the movements of companies deeply intertwined with the theme or sector, each index provides a clear and accurate reflection of the sector’s impact, which is essential for evaluating the risk profile of a single-stock fund.

7.	Comment: Please include disclosure in the summary or in the Item 9 disclosure that shareholders will receive 60 days advance notice of any change to the Fund’s 80% policy.

Response: The Registrant has updated the disclosure accordingly.

8.	Comment: In correspondence, please demonstrate that each fund has determined that its underlying security is eligible to use Form S-3 in a primary offering of non-investment grade securities and the basis for such determination consistent with Form S-3s general instruction 1(B)(i).

Response: The Registrant believes that whether an issuer is eligible to use Form S-3 in a primary offering of non-investment grade securities is a legal conclusion that can only be made upon knowing each issuer’s particular facts and circumstances. That said, the Registrant has reviewed the publicly available EDGAR filings of each issuer and based upon this review, is not aware of any reason for an underlying issuer (excluding ASML, ARM and TSM) to be disqualified from filing a shelf registration statement on Form S-3.

We note that with regard to the Funds that will seek to track 2Xs the daily performance ASML, ARM and TSM, the Trust has reviewed publicly available EDGAR filings for each issuer and has confirmed that such filings include Forms 6-K and 20-F.

9.	Comment: In regard to each Fund’s swap counterparties, (a) in correspondence describe approximately how many swap counterparties each Fund expects to use, and what percentage of Fund assets in investment exposure are expected to be related to each counterparty, (b) describe any discussions with potential counterparties regarding swap collateral or margin requirements and the impact such requirements will have on the Fund’s ability to execute its strategy; and (c) in the Item 9 disclosure for each Fund include disclosure of the following regarding the counterparties if applicable: (i) if exposure to one or more counterparties is expected to be material, please identify the counterparties and file the primary swap contracts with the counterparties as an exhibit in the registration statement, (ii) if notional exposure to any counterparty is expected to exceed 20% please also disclose whether such counterparty is subject to Exchange Act reporting and filing requirements and identify any national exchanges on which their securities are listed and disclose where those filings and reports can be obtained, (iii) if the counterparty is a subsidiary to a public company disclose whether the Fund will have recourse to the parent company for obligations of the counterparty and disclose how those counterparties will hedge their own exposure.

Response:

(a) The Trust has entered into ISDAs with three swap counterparties and is currently in negotiations with three (3) other swap counterparties. The Trust plans to increase the number of counterparties as the Funds grow to reduce counterparty risk. Each swap counterparty will operate under the terms and conditions outlined in an ISDA Master Agreement published by the International Swaps and Derivatives Association, along with an applicable Schedule and Credit Support Annex (“ISDA Agreement”). The Adviser will assess and monitor the creditworthiness of the Funds’ counterparties. The Trust does not anticipate a significant concentration of investments (on a mark-to-market basis) in any specific swap counterparty. To manage counterparty risk, the Adviser intends to allocate fairly equally to those counterparties, but also will factor in credit risk of the swap counterparty, pricing from the counterparties, and margin requirements of those counterparties.

(b) The Trust has been negotiating with potential swap counterparties and has discussed, among other things, the necessary margin requirements. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 25-50% of its total assets as margin, but that amount could increase depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of each Fund’s assets will be in highly liquid investments.

(c) The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities-related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund will cap its mark-to-market exposure to any single swap counterparty at 25% or less on any given day. Additionally, each Fund’s exposure will be fully collateralized each day, as per its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities-related issuers, each Fund will adhere to section (b) of Rule 12d3-1, ensuring that its mark-to-market exposure does not exceed 5% of its total assets in any such single securities-related issuer. As such, the Trust does not believe that any agreement with such counterparties will be of sufficient materiality to necessitate filing the contract as an exhibit to the Registration Statement.

It is likely that notional exposure to a particular counterparty will exceed 20% of a Fund’s total assets, however, the Registrant believes that the appropriate way to measure counterparty exposure is by limiting the mark-to-market exposure to the counterparty. As stated above, the Adviser will evaluate and monitor the creditworthiness of counterparties, and mark-to-market exposure to any counterparty will be limited to 25% or less, or, if the counterparty is a securities related issuer, 5% or less of the Fund’s total assets.

The Registrant does not believe that disclosure of its counterparties’ registration status under the Securities Exchange Act of 1934, and the other information available on a national securities exchange on which a counterparties’ securities are listed, is material to a shareholder because shareholders will rely upon the Adviser’s due diligence process and monitoring of counterparties, and shareholders will have no way to evaluate the exposure to a given counterparty on a regular basis. Furthermore, the Staff has not identified any requirement to include such disclosures regarding counterparties. The obligations of counterparties will be without recourse to the parent company, whether or not the counterparty is a subsidiary of a public company.

10.	Comment: In each Fund’s Summary Prospectus, under Principal Risks, please review the second paragraph of the Tax Risk section, which provides that “[t]he Fund may make certain investments, the treatment of which for these purposes is unclear.” Please expand the disclosure either in the summary or in Item 9 to describe specifically the fund investments for which the tax treatment for purposes of qualifying as a RIC is unclear. If this refers to the contemplated swaps, to gain exposure to the underlying security, please state that.

Response: The Registrant has updated the disclosure accordingly.

11.	Comment: Under the Management section, please clarify in the disclosure the relationships or arrangements between Themes Management Company, LLC and Leverage Shares with respect to each of the Funds, including the relationships of the portfolio managers with both Leverage Shares and Themes. In correspondence, please explain whether Leverage Shares is a sponsor or promoter of the Funds and to what extent, if any, Leverage Shares participates in or supports the Adviser in managing the Funds.

Response: Themes Management Company is an affiliate of Leverage Shares. Leverage Shares is a financial services company that provides investment management services in Europe. Themes and Leverage Shares are under common control. Prior to launching the Funds, Themes and Leverage Shares will enter into a licensing agreement to grant Themes a license to use the Leverage Shares name. Leverage Shares is not a sponsor of the Funds and does not provide any investment advisory services to the Funds. The biographical information of the portfolio manager has been updated accordingly.

12.	Comment: With respect to the ASML Fund or any other Fund that that tracks an issuer listed on U.S. and non-U.S. exchanges, please describe in the disclosure how the swap terms and pricing, rebalancing or measurement of the trading day may be impacted by after hours trading and price movements that occur outside of the U.S. exchanges trading day and how the adviser assesses those impacts.

Response: The following disclosure has been added to the Principal Investment Strategies section:

The Fund will enter into swap agreements and options contracts based on ASML, which is an ADR. ADRs provide U.S. investors access to foreign stocks on domestic exchanges but can exhibit pricing differences compared to the underlying foreign stocks. These differences stem from factors such as currency fluctuations, market dynamics, liquidity variances, and tax implications. Additionally, corporate actions and ADR fees and expenses can contribute to disparities in pricing between ADRs and the foreign stocks they represent.

13.	Comment: Please update the risk factor for ASML Holding Investing Risk and ensure that such risks are tailored to the applicable business of each issuer.

Response: The Registrant has updated the disclosure accordingly.

14.	Comment: In the 2X Long Boeing Daily ETF, please consider whether consumer discretionary risk is applicable to a company that is a manufacturer of aerospace and defense products.

Response: The Registrant has deleted this disclosure.

15.	Comment: Please update Boeing and TSM disclosures to ensure that the proper exchange is listed in the risk factors.

Response: The Registrant has updated the disclosure accordingly.

16.	Comment: For the 2X short Funds, under Important Information About The Fund, in the bold paragraph, third sentence, please update the disclosure to reference that investors will lose money even if performance decreases.

Response: The Registrant has updated the disclosure accordingly.

17.	Comment: At the outset of the principal risks discussion for the short-leveraged Funds, please more prominently state the risks relative to the short-leveraged strategies by stating explicitly that losses or negative impacts to the long strategies as a result of declines in the price of an underlying security will be a positive development for the short-leveraged strategy.

Response: The Registrant has added this disclosure.

18.	Comment: With respect to the Statement of Additional Information, under the Code of Ethics section, please confirm in correspondence whether the Trust and Adviser’s code of ethics impose restrictions on or reporting of transactions in the underlying securities to which each Fund seeks exposure or transactions in other single stock ETFs seeking exposure to the same underlying securities as the Funds. Please also state whether preclearance is required for all or certain of those investments.

Response: The Trust confirms that the Adviser’s code of ethics imposes pre-clearance and reporting obligations in connection with transactions involving each underlying security. Additionally, transactions in Themes ETFs require reporting under the Adviser’s Code of Ethics. Transactions in third party ETFs are considered to be non-reportable securities under the Adviser’s Code of Ethics.

19.	Comment: In correspondence, given each Fund’s investment objective to gain exposure to a single underlying security, please address whether each Fund will be able to continue to issue and redeem creation units when there exists a market, regulatory or other issues affecting the liquidity, trading settlement or valuation of the underlying security. In your response address how the Funds will handle the impact of trading halts of the underlying security or a swap counterparties unwillingness to enter into swap transactions for an underlying security and how the Funds will continue to accept orders or redemptions of creation units in those circumstances. Also in correspondence, please address the impact of trading halts on the swap agreements and the Funds’ swap counterparties and describe the consideration that the Board and Adviser gave to the appropriateness of the Fund’s investment objectives and strategies given the narrow market exposure and the potential impact of market disruptions on a Fund’s ability to issue and redeem creation units.

Response: In selecting the single stock issuer exposures for the relevant Funds’ investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff.

The Adviser reviewed liquidity and trading market data for each underlying issuer and related swap contracts. The Adviser believes that these underlying issuers, with historical track records of high trading volumes, has effectively supported the liquidity to implement each Fund’s investment strategy. The Adviser will be presenting these attributes of the underlying issuers to the Trust’s Board for its consideration of each Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be done in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is permitted only to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. Each Fund will meet redemption requests at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

The Funds do not anticipate circumstances in which a Fund would be required to suspend creation orders. In this regard, each Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, each Fund expects to issue creation units at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying operating company issuer were halted, the listing exchange would simultaneously halt trading of the shares of the associated Fund during this time period. As described above, notwithstanding a halt in trading of a Fund due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Trust and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, a Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in a Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 5 years (or, their history of trading, if less than 5 years). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying operating company issuers are all large-cap, well known issuers and all of the underlying ETF’s all have substantial assets. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time period. Based on this history, the Adviser expects that each Fund will be able to execute its strategy to achieve its respective desired investment outcomes.

In recognition of the risks presented by the above, each Fund discloses an “Early Close/Trading Halt Risk” risk factor in its prospectus, as follows:

Although an underlying security’s shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will be available at all times. When securities experience a sharp decline in price, an exchange or market may close entirely or halt for a period of time in accordance with exchange “circuit breaker” rules or issue trading halts on specific securities and therefore, a Fund’s ability to buy or sell certain securities or financial instruments may be restricted. These exchange or market actions may result in a Fund being unable to buy or sell certain securities or financial instruments. A Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses. If a Fund is unable to rebalance its portfolio due to a market closure, a trading halt, an emergency, or other market disrupting event, it may result in a Fund not achieving its investment objective and a Fund having a significantly larger leverage multiple than 200%, which may result in significant losses to Fund shareholders in certain circumstances.

Additionally, exchange or market closures or trading halts may result in a Fund’s shares trading at an increasingly large discount to NAV and/or at increasingly wide bid-ask spreads during part of, or all of, the trading day.

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Trust expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel